UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-8681
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KID BRANDS, INC. 2009 EMPLOYEE STOCK PURCHASE PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KID BRANDS, INC.
1800 Valley Road, Wayne, New Jersey 07470

Report of Independent Registered Public Accounting Firm
To the Compensation Committee of Kid Brands, Inc.:
We have audited the accompanying statement of financial condition of the Kid Brands, Inc. 2009 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2009, and the related statement of income and changes in plan equity for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2009, and the results of its operations and changes in plan equity for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Short Hills, New Jersey
April 15, 2010

Kid Brands, Inc.
2009 Employee Stock Purchase Plan
Statement of Financial Condition
As of December 31, 2009

2009

Assets
Cash	$229,828
Receivable — employee contributions	16,367

Total Assets	$246,195

Liabilities
Obligations to Purchase Kid Brands, Inc. Common Stock	$229,817
Payable to Participants	16,299

Total Liabilities	$246,116

Plan Equity	$79

Total Liabilities and Plan Equity	$246,195

See accompanying notes to financial statements

Kid Brands, Inc.
2009 Employee Stock Purchase Plan
Statement of Income and Changes in Plan Equity
Year Ended December 31, 2009

2009
Plan Equity at Beginning of Year	$—

Additions:
Participant Contributions	$252,920

Total Additions	$252,920

Deductions:
Participant Withdrawals	$23,024
Purchase of Kid Brands, Inc. Common Stock	229,817

Total Deductions	$252,841

Plan Equity at End of Year	$79

See accompanying notes to financial statements

Kid Brands, Inc.
2009 Employee Stock Purchase Plan
Notes to Financial Statements
1. Description of the Plan
The Kid Brands, Inc. 2009 Employee Stock Purchase Plan (the “Plan”) was approved by the shareholders of Kid Brands, Inc. (the “Company”) on July 10, 2008 and became effective January 1, 2009. The following description of the Plan provides a summary only. The Plan provides for the grant of options to full-time employees of the Company and designated subsidiaries. Notwithstanding the foregoing, any employee who, immediately after an option was granted, owns (within the meaning of Section 424(d) of the Internal Revenue Code) Common Stock possessing five percent or more of the total combined voting power or value of all classes of Common Stock of the Company or of any subsidiary of the Company, may not participate in the Plan. Approximately 322 employees were eligible to participate in the Plan during 2009.
The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as “ERISA”).
The Compensation Committee of the Board of Directors of the Company (the “Committee”) has the authority to interpret the Plan, and to adopt, amend and rescind rules and regulations relating to such Plan, and to make all other determinations and take all other actions necessary or advisable for the implementation and administration thereof. The Plan contains an indemnification provision for Committee members and each person to whom the Committee delegates or has delegated authority. Four executive officers participated in the Plan during 2009.
A total of 200,000 shares of Common Stock are reserved for issuance for grants of options under the Plan. As of the first trading day of the plan year, each eligible employee is granted an option to purchase the number of full shares of Common Stock which may be purchased with the amount credited to the employee’s account as described below. During the plan year, an eligible employee can elect to participate in the Plan by filing a payroll deduction authorization form for up to 10% (in whole percentages) of his or her compensation (as defined in the Plan).
The funds are held for an employee and are used to exercise his or her option on the last trading day of the plan year, if notification is given to the Committee that the employee elected to exercise his or her option not later than the date set by the Committee. If an employee does not elect to exercise his or her option, the total amount credited to his or her account during that plan year, without interest, is returned to such employee, and his or her option expires. No employee has a right to purchase Common Stock under the Plan which has an aggregate fair market value in excess of $25,000 during the plan year.

Kid Brands, Inc.
2009 Employee Stock Purchase Plan
Notes to Financial Statements
An employee is able to withdraw from the Plan at any time, at which time payroll deductions cease, the total amount credited to his or her account, without interest, is either returned to such employee and the option granted to such employee for such year terminates, or such amount is used at the end of the year to purchase the number of full shares of Common Stock which could have been purchased with the amount credited to his or her account. Participants are always fully vested in their elective payroll contributions and purchased shares of the Company’s common stock.
The exercise price of options granted on the first trading day of the plan year is the lesser of 85% of the closing sales price of the Common Stock on (i) the first trading day of such plan year or (ii) the last trading day of such plan year, in each case on the New York Stock Exchange or such other national securities exchange as the Common Stock is traded, or if no sale occurs on either such date on any such exchange, on the first preceding date on which a sale of Common Stock so occurs. If the Common Stock is not then listed on any such exchange, but is quoted on an over-the-counter market system then in use (“OTC System”), then the option price is to be equal to the lesser of 85% of the closing sales price of a share of Common Stock on such OTC System on (i) the first trading day of such plan year of the OTC System or (ii) the last trading day of such plan year of the OTC System, or if no sale of Common Stock occurs on either such date on the OTC System, then the average of the bid and asked prices for a share of Common Stock on the OTC System at the end of such day. Options are not transferable other than by will or under the laws of descent and distribution. All unexercised options expire upon termination of employment other than by reason of retirement (as defined in the Company’s 401(k) Plan). There are no payroll deductions after the effective date of such retirement. In the event of expiration, the total amount credited to the employee’s account, without interest, is returned to him or her or to such employee’s estate.
2. Plan Termination
Pursuant to its terms, the Plan may be amended at any time and from time to time by the Committee. In the event of an increase or decrease in the number of outstanding shares of Common Stock resulting from certain events, the Committee can adjust the number of shares available for issuance under the Plan, adjust the exercise price for options granted under the Plan or take such other steps as it deems appropriate. The Plan will automatically terminate on December 31, 2013, pursuant to the terms of the Plan document.
3. Accounting Policy
The Plan’s basis of accounting was the accrual basis for the year ended December 31, 2009. Such preparation requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.
4. Federal Income Taxes
At all times the Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 (b) of the Internal Revenue Code (the “Code”), and the Plan is administered so as to carry out such intent. Issuances of shares under the Plan are not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kid Brands, Inc. 2009 Employee Stock Purchase Plan
By:	/s/ Guy A. Paglinco
	Name:	Guy A. Paglinco
	Title:	Vice President — Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date: April 15, 2010

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm